Mogul Energy International, Inc.
520 Pike Street, Suite 2210
Seattle, Washington  98101, USA

Telephone:      (206) 357-4220
Facsimile:      (206) 357-4211

May 11, 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Mellissa Duru
Mail Stop: 6010

RE:	Mogul Energy International, Inc.
Registration Statement on Form SB-2
File No. File No. 333-138806

Gentlemen:

Mogul Energy International, Inc. (the “Company”), hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 1:00 pm Monday, May 14, 2007, or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

Mogul Energy International, Inc.

By:         /s/ Naeem Tyab
Name:    Naeem Tyab
Title:      President and Director